Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The  Offer  (as  defined  below) is made solely pursuant to the Offer to Purchase (as defined below), dated May 7, 2013, and the related Letter of Transmittal (as defined below), and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdictions. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed  to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase All Outstanding Shares of Common Stock of

Conceptus, Inc.

at $31.00 Per Share, Net in Cash, by

Evelyn Acquisition Company,

a wholly-owned subsidiary of

Bayer HealthCare LLC,

a wholly-owned indirect subsidiary of

Bayer Aktiengesellschaft

Evelyn Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bayer HealthCare LLC, a Delaware limited liability company (“Parent”), and an indirect wholly-owned subsidiary of Bayer Aktiengesellschaft (“Bayer AG”), is offering to purchase all of the outstanding shares of common stock, par value $0.003 per share (the “Shares”), of Conceptus, Inc., a Delaware corporation (“Conceptus”), at a price of $31.00 per Share, payable net to the seller in cash, without interest (the “Offer Price”), subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A. (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with such institution as to whether it charges any service fees.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 28, 2013 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Parent, Purchaser and Conceptus, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Conceptus (the “Merger”), with Conceptus continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 5, 2013 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME,

ON JUNE 4, 2013), UNLESS THE OFFER IS EXTENDED OR EARLIER

TERMINATED BY PURCHASER.

The Offer is subject to, among others, the following conditions:

•

prior to the then scheduled expiration time of the Offer, there being validly tendered in accordance with the terms of the Offer (without regard to Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the scheduled expiration time of the Offer) and not withdrawn a number of Shares that, together with the Shares then owned by Bayer AG and its subsidiaries (including Parent and Purchaser) (the “Bayer Entities”) represents at least a majority of the sum of (x) the number of Shares then issued and outstanding plus (y) all Shares which Conceptus may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares (including the Company’s outstanding convertible notes and any related Shares that may be required to be issued pursuant to the “make-whole” provisions thereunder), or other rights to acquire or be issued Shares (the “Minimum Condition”);

•

the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the transactions contemplated by the Merger Agreement having expired or been terminated at or prior to the expiration time of the Offer;

•	the absence of any law or court order prohibiting consummation of the Offer or the Merger; and

•	the other conditions described in the Offer to Purchase.

Parent and Purchaser may waive any condition, in whole or in part, other than the Minimum Condition, at any time and from time to time.

THE CONCEPTUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

After careful consideration, the Conceptus board of directors (the “Conceptus Board”) has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Conceptus and its stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, in accordance with the requirements of the General Corporation Law of the State of Delaware, as amended (the “DGCL”); and (3) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer and, if required by the DGCL, adopt the Merger Agreement.

The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Conceptus. The Offer, as the first step in the acquisition of Conceptus, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the Shares not purchased pursuant to the Offer, the Top-Up Option (as defined below) or otherwise.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares into the Offer and who comply with applicable legal requirements will have appraisal rights under the DGCL.

Conceptus has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable from time to time following the initial acceptance for payment by Purchaser of Shares tendered into the Offer, to purchase from Conceptus up to that number of newly-issued Shares equal to the lesser of (1) the number of Shares that, when added to the number of Shares owned by Parent and each of the other Bayer Entities at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the total Shares then outstanding (determined on a fully-diluted basis in accordance with the Merger Agreement), and (2) the aggregate number of Shares that Conceptus is authorized to issue under its certificate of incorporation but that are not issued and outstanding or reserved for issuance upon the conversion of Conceptus’ 5.00% Convertible Senior Notes due 2031 at the time of exercise of the Top-Up Option, in each case for consideration per newly-issued Share equal to the Offer Price.

Upon the terms and subject to the conditions of the Merger Agreement, in the event that the Bayer Entities own in the aggregate at least 90% of the then outstanding Shares pursuant to the Offer or otherwise (including as a result of the exercise of the Top-Up Option or pursuant to any Subsequent Offering Period (as defined below)), Parent and Purchaser have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable without a meeting of the stockholders of Conceptus in accordance with Section 253 of the DGCL.

Purchaser will extend the Offer for the minimum period required by law or any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or the Nasdaq Global Select Market that is applicable to the Offer. In the event that the Minimum Condition or any other condition to the Offer set forth in the Merger Agreement has not been satisfied as of the latest scheduled expiration time of the Offer (and such conditions have not been waived by Parent and Purchaser in accordance with the terms of the Merger Agreement), Purchaser will extend the Offer for successive extension periods of up to ten Business Days each until September 10, 2013 (the “End Date”) (except that either Conceptus or Parent may, upon written notice to the other party, extend the End Date to October 15, 2013 if the waiting period under the HSR Act has not been satisfied prior to the End Date), the length of such periods to be determined by Parent.

Purchaser has agreed not to terminate the Offer prior to the End Date without the prior written consent of Conceptus, except in the event that the Merger Agreement has been terminated by Parent or Conceptus in accordance with the Merger Agreement. If the Merger Agreement is terminated by Parent or Conceptus in accordance with its terms, Purchaser will promptly, irrevocably and unconditionally terminate the Offer. In the event that the Offer is terminated or withdrawn in accordance with the Merger Agreement, and Purchaser has not accepted for payment the Shares tendered into the Offer, Purchaser will promptly return all Shares deposited by or on behalf of Conceptus stockholders in compliance with Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Purchaser may provide for a subsequent offering period in compliance with Rule 14d-11 promulgated under the Exchange Act (a “Subsequent Offering Period”) of not less than three nor more than twenty business days immediately following the expiration time of the Offer. In accordance with the Merger Agreement, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as so extended by such Subsequent Offering Period promptly after any such Shares are tendered during such Subsequent Offering Period. If Purchaser provides a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. If Purchaser elects to provide a Subsequent Offering Period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the expiration time of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) promulgated under the Exchange Act.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (2) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (3) any other documents required by the Letter of Transmittal.

Shares tendered into the Offer may be withdrawn at any time prior to the expiration time of the Offer. Further, if Purchaser has not accepted Shares for payment by July 6, 2013, the 60th day after the commencement of the Offer, they may be withdrawn at any time prior to Purchaser’s acceptance for payment after that date. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. Neither Parent nor Purchaser, nor any of their respective affiliates or assigns, the Depositary, the Information Agent (as defined below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration time of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Conceptus has provided Parent and Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Conceptus’ stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. Stockholders should consult their own tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Parent and Purchaser’s expense. Parent and Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Call Toll Free: (866) 297-1410

Banks and Brokers Call: (800) 223-2064

May 7, 2013